mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

April 23, 2014

Via Edgar

Re: mCig, Inc.

Amendment No. 2 to Form 10-K for the year ended April 30, 2013

Amendment No. 1 to Form 10-Q for the quarter ended October 31, 2013

Form 8-K reporting an event dated January 24, 2014

Amendment No. 1 to Form 8-K reporting an event dated February 24, 2014

Filed March 21, 2014

Form 10-Q for the Quarter Ended January 31, 2014

Filed March 17, 2014

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 28, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014

1. Please provide the audited and pro forma financial statements of Vapolution, Inc. under Rule 8-04 of Regulation S-X or tell us why such financial statements are not required.

We have consulted with our legal counsel and auditors and acknowledge that an audit of Vapolution Inc. will be necessary and will be included in the amended 8-K. We have retained De Joya Griffith, LLC to perform the audit and they require 90 days to complete the audit procedure. At such time, we will file an amended 8-K and include the audited financial statements for Vapolution, Inc.

2. Please disclose the material terms of the stock acquisition agreement between the company and the four shareholders of Vapolution, including the following:

•

None of Vapolution’s assets were purchased by the company. Instead, all of Vapolution’s existing assets and liabilities on the date of the acquisition were distributed to the former shareholders of Vapolution. The company only purchased “the future economic earnings of the business and any brand and intellectual assets.” Explain what that means.

•

At any time during the next five years, the former shareholders of Vapolution may rescind the agreement and return to full ownership of Vapolution simply by returning any of the mCig shares they have received as the purchase price. In the event of rescission, the former Vapolution shareholders will be able to keep any amount they have received under the earn-out provision of the agreement.

•

The former shareholders of Vapolution are entitled to earn-outs over the next ten years. Specifically, they will receive the first $110,000 of EBITDA per year from Vapolution sales in each of the next ten years.

•

The company will have no control over the business decisions within Vapolution for the next ten years because the former shareholders will continue to make all business decisions and have veto power over any decision within Vapolution.

•

The former shareholders of Vapolution may resign from their positions at Vapolution at any time.

The company confirms that the material terms of the stock acquisition agreement between the company and the four shareholders of Vapolution, Inc. as detailed in the bulletpoints will be disclosed in the amended 8K filing. With respect to your comment relating to the first bulletpoint please see our answer to comment #3

3. Disclose why you purchased Vapolution without any of its assets. Disclose what assets the former shareholders retained, including any trademarks (such as the brand name), intellectual property, inventory, etc. Disclose whether the former shareholders of Vapolution may continue in the vaporizer business outside of Vapolution’s business and whether they are subject to any non-compete agreements.

Before approaching Vapolution, Inc., management of mCig, Inc. did extensive research on the status of the "home vaporizer" market. The brand Vapolution was ranked very high in many product reviews. Vapolution had a history of more than 10 years in the industry and has a very experienced management team that we valued. mCig management recognized value inherent in the Vapolution brand and potential as an undeveralued product with future marketing potential. As a result, we structured a transaction whereby we would acquire what we perceive as the „future economic potential“ of Vapolution, Inc. As opposed to the past economic potential. This led to the terms of the transaction which are summarized in the bullet points under Comment #2.

With respect to the Asset Light nature of the acquisition, mCig, Inc. management assessed the value of the Vapolution, Inc. assets consisting of: Glass Blowing Equipment, Light Machinery as being of minimal value and little to no strategic value given management’s internal strategy of outsourcing Vapolution, Inc. production to third-party manufacturing partners. With the exception of the glass blowing equipment and light machinery, former shareholders of Vapolution, Inc. did not retain any further assets. All brands, trademarks, intellectual property and a minimal amount of inventory were acquired as per Article I Section B. Of the Acquisition Agreement between Vapolution, Inc. and mCig, Inc.

4. Discuss the risks to the company of the ability of the former shareholders to rescind the agreement in the next five years and obtain full ownership of Vapolution, resign their positions at Vapolution at any time, and retain all control over business decisions at Vapolution. Also discuss the impact on the company of the earn-out provision, including how it will impact the profitability of Vapolution. To provide context, disclose Vapolution’s EBITDA in the last fiscal year and most recent interim period. Also disclose when the earn-outs are determined and paid (e.g., quarterly or yearly).

mCig, Inc. confirms that the company will include a discussion of these risks in the amended 8-K filing.

Form 8-K/A filed March 21, 2014 reporting an event dated February 24, 2014

5. We note your response to comment 11 and the amended Form 8-K. Please advise why both documents state that the sole asset being contributed is the pending trademark of “VitaCig,” but the amended Form 8-K disclosure still references the contribution of intellectual property, cash, and web development services. Please identify the intellectual property, amount of cash and web development services that mCig, Inc. is contributing to VitaCig, Inc or remove these references. Also disclose when you submitted your application to trademark “VitaCig.”

On February 24, 2014 the company entered into a Contribution Agreement with VitaCig, Inc., a wholly-owned subsidiary. In accordance with this agreement VitaCig, Inc. accepted the contribution by mCig, Inc. of specific assets consisting solely of pending trademarks for the term “VitaCig” filed with the USPTO on January 18, 2014, $500 in cash, and web development services as contribution in exchange for 500,135,000 shares of common capital stock representing 100% of the shares outstanding of VitaCig, Inc. This resulted in mCig, Inc. owning 500,135,000 shares of VitaCig, Inc. Mr. Paul Rosenberg, CEO of mCig, Inc. signed the Contribution on behalf of mCig, Inc. and is not receiving the shares personally.

As VitaCig prepares to launch its product (April 15, 2014) the company maintains parent/subsidiary relationship with mCig, Inc. as such mCig, Inc. (while owning 100% of the capital stock of VitaCig, Inc.) makes advancements and loans to VitaCig, Inc. for the purpose of day to day operations and upcoming launch of the business.

Form 10-K for the fiscal year ended April 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

6. We note your disclosure on page 10 that your only revenues for fiscal year 2013 were $50,000 of accrued deferred revenues related to your May 2010 agreement with Epik Investments Limited. Your agreement with Epik Investment Limited, filed as Exhibit 10.4 to your Form 10-K/A, shows your CEO at the time, Benjamin Chung, signing the agreement as CEO of Epik Investments Limited and Eric Kyutae Chung signing as President of the company, Lifetech Industries, Inc. Your fiscal year 2012 and 2013 Forms 10-K disclose Benjamin Chung as your sole officer and director, holding the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director. Please disclose and explain Eric Kyutae Chung’s relationship to the company and why he signed the agreement as the company’s President. Also disclose that Benjamin Chung is the CEO of Epik Investment Limited, making the agreement between related parties. Provide all related party disclosures throughout the filing, including the disclosure required by Item 404 of Regulation S-K.

Based on conversations we have had with Mr. Benjamin Chung, former CEO of Lifetech, Inc. Mr. Chung states that this was done in error. Further, Benjamin Chung states that he was not the CEO of Epik Investment Limited. Eric Kyutae Chung has no relation to Benjamin Chung. Benjamin signed above the line where his name is shown in the contract. Apparently, it listed Epik Investment above his signature as the company to which he was CEO. The names and company names must have been incorrectly transposed on the contract. Benjamin Chung was the CEO of Lifetech and NOT Epik Investment. Again, this was a mistake that Benjamin failed to notice when he signed the contract.

7. Please disclose whether you made any purchases or sales of any air to water generators and, if not, why not. For example, disclose whether any Lifetech AirWell Systems were ever manufactured for commercial use.

We did not purchase or make any sales of air to water generators. We were not able to raise enough investment to fund production or further product development.

Item 9A. Controls and Procedures, page 28

8. Please disclose how your principal executive officer and principal financial officer could conclude that your disclosure controls and procedures were effective in light of the fact that your Form 10-K was not signed and no material contracts or other exhibits were filed, including all contracts related to your change in business.

Under the new management team, as required by SEC Rule 15d-15(b), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our principal executive and our principal financial officer concluded that our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting that existed as of April 30, 2013, as described below.

During the fourth quarter, ended April 30, 2013, the Company identified a deficiency in the Company’s internal control over financial reporting that constitutes a material weakness as of April 30, 2013. Specifically, our management review controls failed to detect errors in the initial filed Form 10-K. The annual report was not signed and no material contracts and other exhibits were filed. As a result of this material weakness, management concluded that we did not maintain effective control over financial reporting as of April 30, 2013.

We will remediate the above identified material weakness and improve our internal control system including: improving processes, implementing additional controls and increased precision around management’s review controls. The management team will also provide guidance to employees to ensure clear understanding of the controls and procedures. The firm will utilize its technology to assist in the process of overseeing its business practices.

9. We note your response to comment 4 in your letter dated March 21, 2014. Please provide the disclosure that there were no changes in your internal control over financial reporting for the period ended April 30, 2013 pursuant to Item 308(c) of Regulation S-K.

(b) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Financial Statements

Note 2. Summary of Significant Accounting Policies—Revenue Recognition, page F-9

10. We note your disclosure on page F-10 regarding your December 2012 distribution agreement with SunPlex Limited, including your statement that the distribution plan involves three phases and “[u]nder the terms of the agreement, the project has the potential to bring sales of up to $75 Million or more over the course of 5 years.” Please disclose that the three phases are not part of the distribution agreement, which contemplates that SunPlex has 30 days from receipt of evaluation units to perform all of its product testing as well as its due diligence assessment, subject to acceptance by SunPlex. Also disclose that your reference to the potential for $75 million in sales under the agreement is based upon five year forecasts that are non-binding on SunPlex.

Effective December 1, 2012 LifeTech Industries Inc. has signed an exclusive ten-country distribution agreement with SunPlex Limited.

The three phases, previously disclosed, are not part of the distribution agreement. In accordance with the agreement SunPlex has 30 days from receipt of evaluation units to perform all of its product testing as well as its due diligence assessment, subject to acceptance by SunPlex.

Under the terms of the agreement, the project has the potential to bring sales of up to $75 Million. This is based upon five year forecasts that are non-binding on SunPlex. As of April 30, 2013 no revenue has been realized from the said distribution agreement.

Form 10-Q/A for the period ended October 31, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

11. Please revise your disclosure to comply with applicable comments on your Forms 8-K and your Form 10-K.

The company confirms that it will revise the disclosure in the upcoming 8-K and 10-K.

Unregistered Sale of Equity Securities and Use of Proceeds, page 16

12. We note your response to comment 10. Please disclose the unregistered sales of equity securities disclosed in Note 4 to the financial statements. Provide all the information required by Item 701 of Regulation S-K, including the exemption claimed and the facts relied upon to make the exemption available. For the September 17 and October 18, 2013 issuances, please disclose the nature of the professional services provided to the company. File any material consulting agreements as exhibits.

The company confirms that it will file the consulting agreements as exhibits in the upcoming filings.

13. For the September 14, 2013 issuance of Series A preferred stock to Mr. Paul Rosenberg, disclose all the material terms of the Series A preferred stock, including the additional rights and resulting control over the company afforded Mr. Rosenberg. Also disclose that, while the certificate of designation of the Series A preferred stock does not state that it is convertible, the Share Cancellation/Exchange/Return to Treasury Agreement states that the preferred shares “are convertible and can be exchanged for a stated number of shares of the company's common stock.” Explain what this means and why the conversion terms are not designated.

On April 11, 2014, we filed a Certificate of Correction with the Secretary of State of the State of Nevada, solely to correct an error found in the Certificate of Designation, originally filed on September 12, 2014 (the “Prior Filing”). The Prior Filing incorrectly stated that shareholders have no preemptive rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

The correct section 5 is disclose that each holder of shares of Series A Preferred Stock shall have the right to convert, at any time and from time to time, all or any part of the Preferred Shares held by such Holder into a stated number of the company's Common Stock Shares.

Also we have amended a Share Cancellation / Exchange / Return to Treasury Agreement, under the terms of which shares may be converted at any time or from time to time.

Once we receive the stamped Certificate of Correction we will file our amended form 8-K/A, originally filed with the SEC on September 23, 2013.

Form 10-Q for the Quarterly Period Ended January 31, 2014

14. We note your responses to comments 8 and 9 that all agreements related to the Lifetech business will be terminated and closed as of April 30, 2014. Please disclose this and discuss the impact this will have on the company.

All agreements related to the Lifetech business will be terminated and closed as of April 30, 2014.

It will not have any impact on the current and future operations because all of these agreements are related to the previous business direction and strategy of the company which are no longer being pursued.

Notes to the Financial Statements

Note 1. Business Description and Basis of Presentation, page 7

Note 3. Business Acquisition and Goodwill, page 10

15. Please disclose the revenues and earnings of Vapolution for the quarterly period ended January 31, 2014, and revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (May 1, 2012). Please reference ASC 805-10-50-2(h) for required disclosures.

We have consulted with our legal counsel and auditors and acknowledge that an audit of Vapolution Inc. will be necessary to included in the amended 8-K. We have will retained De Joya Griffith, LLC to perform the audit and they require 90 days to complete the audit procedures. At such time, we will file an amended 8-K and included the audited financial statement for Vapolution, Inc.

16. Please tell us and disclose the primary business reasons for the acquisition of Vapolution, including how this fits with your new business model. Also, please disclose the amount of acquisition related costs, if any, and where classified in your statement of operations for the quarterly period ended January 31, 2014.

Before approaching Vapolution, Inc., management of mCig, Inc. did extensive research on the status of the "home vaporizer" market. The brand Vapolution was ranked very high in many product reviews. Vapolution had a history of more than 10 years in the industry and has a very experienced management team that we valued. mCig management recognized value inherent in the Vapolution brand and potential as an undeveralued product with future marketing potential. As a result, we structured a transaction whereby we would acquire what we perceive as the „future economic potential“ of Vapolution, Inc. As opposed to the past economic potential. This led to the terms of the transaction which are summarized in the bullet points under Comment #2. With respect to Acquisition related costs. Such costs were minimal and not material to the transaction.

Note 3. Business Acquisitions and Goodwill, page 10

17. Please tell us in detail why the purchase price was not allocated to other intangible assets.

With respect to the Goodwill, it is our belief that the value attributed to the acquisition of Vapolution, in excess of the tangible assets acquired merits a goodwill valuation on the balance sheet for the difference. Vapolution is the leading home-based vaporizer manufacturer. They have a customer list in excess of 10,000 customers that when monetized via cross-selling of mCig products could significant increase our sales. Based on our analysis and what has been represented to us by Vapolution, their revenues were approximately $300,000 over the last 3 years. Applying a standard industry multiple of 5x Sales we are able to reconcile the Goodwill figure that way too. The value Vapolution has brought mCig is in our view already in excess of the $1.2mm or so attributed beyond the tangible assets.

Note 5. Related Party Transactions, page 12

18. We note that Mr. Rosenberg transferred 500,000 of his shares of common stock held in the Company’s stock to Mr. Mark Linkhorst, which were valued at $41,500 based on the price at the date of the grant, for his services as COO. Please tell us how this capital contribution has been accounted for in your financial statements.

Mark Linkhorst was appointed as COO of the company on November 26, 2013. According to his employment agreement he should be paid 1,000,000 shares of our common stock for the first year. On November 26, 2013 Mr. Rosenberg transferred 500,000 shares of common stock owned by him. Simultaneously, Paul Rosenberg cancelled an equal amount of shares (500,000) owned by him. Below is a breakdown of the accounting for the capital contribution for the issuance of shares to Mark Linkhorst:

Prepaid Expenses	26,492
Salary Expenses	15,008
To additional paid in capital		41,500

Note 6. Subsequent Events, page 12

19. Please revise the disclosure regarding VitaCig to be consistent with your response to comment 11 that the assets being contributed by the company to VitaCig consist solely of pending trademarks for the term “VitaCig.”

The company will revise the filing consistent with our response to comment 11.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Business Overview, page 13

20. Please describe the stage of development of each of your products and the extent to which they are commercially available. Disclose the expected time table and costs to develop and make commercially available any products that are still in development. Explain how you sell your products and in what geographic regions.

•

mCig 2.0 is available for purchase and readily available through mCig.org website and companies who've ordered them in bulk through our Wholesale, Distributor, and Retail program;

•

4 Piece Glass Pak is available for purchase and available throuhg mCig.org website;

•

Vapolution 2.0 is available for purchase and readily available through Vapolution.com website along with various accessories for the device made in house at Vapolution, Inc;

•

VitaCig Refresh/Energize/Relax e cigs. Is now available for purchase on VitaCig.org

•

We also sell a T-Shirt for advertising purposes, sold via mCig.org;

•

We will have Vitality Glassware jars for herb storage available shortly on mCig.org as well as the Underwater Kinetics UltraBox 420 for the mCig 2.0 and accessories.

All of our existing product catalog is available for sale globally. We ship international via USPS International First Class.

In development:

mCig, Inc. is currently in the process of researching and developing a future line of products including the mCig 3.0, the Vapolution 3.0, and the LiqCig. These are products are still conceptual in their nature with no concrete timeline for commercialization.

21. Please discuss trends and uncertainties related to your new business, including the regulatory environment.

A discussion relating to trends and uncertainties in our new business direction including the regulatory environment will be included in the amended filings.

Results of Operations for the Nine Months Ended January 31, 2014 and 2013, page 13

22. Please tell us and disclose in more detail the reason(s) for the increases in your revenues and expenses, and resulting increase in your net income (decrease in net loss) for the three and nine-month periods ended January 31, 2014 per Item 303 of Regulation S-K. Describe the impacts of your current business model on financial results compared to revenues derived from the distribution agreement with Epik Investments under your old business model. For example, separately disclose the amount of revenues attributable to sales of air to water generators, electronic cigarettes, and home-use vaporizers. Discuss the nature of your costs of goods sold.

	For the Three Months		For the Nine Months
	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013

Revenue	$85,109	$12,500	$110,789	$37,500
Cost of sales	30,635	-	30,635	7,106
Gross profit	54,474	12,500	80,154	30,394

Results of Operations for the Nine Months Ended January 31, 2014 Compared to the Nine Months Ended January 31, 2013

Revenues

The Company's revenues increased by $73,829 or 195% for the nine months ended January 31, 2014 compared to the nine months ended January 31, 2013. The increase in revenue is attributed to the launch of our primary product the mCig 2.0 on January 14, 2014. Revenues consist primarily of results from the sales of the electronic cigarettes, home-use vaporizers, and accrued deferred revenue.

Sales of the test electronic cigarettes for the nine months ended January 31, 2014 and 2013 were $62,100 and $0, respectively. Significant increase in sales is mainly due to the launch of the new mCig's products.

Sales of the home-use vaporizers for the nine days from the date of acquisition of Vapolution, Inc. were $11,189.

For the nine months ended January 31, 2014 and 2013 we accrued deferred revenue of $37,500 and $37,500, respectively, related to an agreement with Epik Investments Limited. The agreement with Epik Investments Limited will be closed at the expiration of the 2-year period, ended April 30, 2014. It will not have any impacts on the current and future operations because the agreement with Epik Investments is related to the previous business directions of the company.

As expected, we will have a significant increase in revenue for the next fiscal quarter due to the launch of new mCig's products and as a result of the acquisition of Vapolution, Inc.

Cost of Goods Sold

Cost of goods sold for the nine months ended January 31, 2014 and 2013 were $30,635 and $7,106 respectively, an increase of $23,529, or approximately 77%. The increase is primarily due to the sales of the home-use vaporizers.

Expenses

Our total operation expenses for the nine months ended January 31, 2014 and 2013 were $96,610 and $132,525, respectively, a decrease of $35,915, or approximately 27%. The decrease is primarily due to the decrease of the travel expenses, related to Lifetech business development.

Our total operation expenses for the nine months ended January 31, 2014 consisted of $22,411 of professional fees, $2,540 of travel expenses, $3,881 of amortization, $33,720 of general and administrative expenses and $34,058 of share-based compensation. Our general and administrative expenses consist of bank charges, advertising and promotion, rent, computer and internet expenses, postage and delivery and other miscellaneous expenses. For the nine months ended January 31, 2013 our incurred total operation expenses consisted of $17,441 of professional fees, $88,064 of travel expenses, $862 of amortization, and $26,158 of general and administrative expenses.

Results of Operations for the Three Months Ended January 31, 2014 Compared to the Three Months Ended January 31, 2013

Revenues

The Company's revenues increased in the fiscal quarter ended January 31, 2014 compared to January 31, 2013 by $72,609 or 581%. Iincrease in revenue is mainly due to the sales of the mCig's test products and as result of the acquisition of Vapolution, Inc.

Revenues consist primarily of results from the sales of the test electronic cigarettes, home-use vaporizers, and accrued deferred revenue.

Sales of the test electronic cigarettes for the three months ended January 31, 2014 and 2013 were $61,420 and $0, respectively. Significant increase in sales is mainly due to the launch of the new mCig's products.

Sales of the home-use vaporizers for the nine days from the date of acquisition of Vapolution, Inc. were $11,189.

For the three months ended January 31, 2014 and 2013 we accrued deferred revenue of $37,500 and $12,500, respectively, related to an agreement with Epik Investments Limited. The agreement with Epik Investments Limited will be closed at the expiration of the 2-year period, ended April 30, 2014.

As expected, we will have a significant increase in revenue for the next fiscal qaurter due to the launch of new mCig's products and as a result of the acquisition of Vapolution, Inc.

Cost of Goods Sold

Cost of goods sold for the three months ended January 31, 2014 and 2013 were $30,635 and $0, respectively. The increase is primarily due to the sales of the home-use vaporizers.

Expenses

Our total operation expenses for the three months ended January 31, 2014 and 2013 were $43,670 and $13,439, respectively, an increase of $30,231, or approximately 69%. The increase is primarily due to the increase of the general and administrative expenses, related to our new business directions.

Our total operation expenses for the three months ended January 31, 2014 consisted of $6,984 of professional fees, $2,540 of travel expenses, $1,294 of amortization, $14,694 of general and administrative expenses and $18,158 of share-based compensation. Our general and administrative expenses consist of bank charges, advertising and promotion, rent, computer and internet expenses, postage and delivery and other miscellaneous expenses. For the three months ended January 31, 2013 our incurred total operation expenses consisted of $6,703 of professional fees, $862 of amortization, and $5,874 of general and administrative expenses.

23. Please disclose whether you made any payments under the earn-out provisions of the stock purchase agreement with the shareholders of Vapolution.

The company issued 1,250,000 restricted shares of common stock to Patric Lucey and Katherine Nichols, and 1,250,000 restricted shares of common stock to Chad Shaffer and Sara Shaffer. These shares were issued by cancelling and transferring an equal amount of common shares, owned by Mr. Paul Rosenberg, to shareholders Vapolution, Inc.

No other payments were made under the earn-out provisions.

If you have any questions or additional requests please contact the undersigned at the number above.

Thank you for your time and attention.

Sincerely,

/s/ Paul Rosenberg

Paul Rosenberg, CEO

mCig, Inc.